ELECTRO ENERGY INC.
                              30 Shelter Rock Road
                           Danbury, Connecticut 06840
                                 (203) 797-2699

                                                                  April  5, 2006


Lithium Nickel Asset Holding I, Inc.
7 South Jersey Avenue
East Setauket, NY 11733
Attention: Mr. Martin Higgins
Telephone No.:  (631) 807-5484
Facsimile No.: (516) 625-9499

             RE:  LOCK-UP AGREEMENT
                  -----------------

Dear Ladies and Gentlemen:

      Electro Energy Inc. ("ELECTRO ENERGY" or the "COMPANY") plans to enter into an asset purchase transaction pursuant to which EEI Acquisition Co., LLC, a Delaware limited liability company ("BUYER"), a wholly owned subsidiary of the Company, will purchase from Lithium Nickel Asset Holding I, Inc., a Delaware corporation ("Seller") certain assets relating to Seller's lithium-ion and nickel based rechargeable cell and battery manufacturing operation (the "Asset Purchase"). In connection therewith, the Buyer shall deliver to Seller:

      (i) Five Million Seven Hundred Fifty Thousand (5,750,000) newly issued unregistered shares (the "STOCK CONSIDERATION") of the common voting stock (the "COMMON STOCK") of the Buyer's parent company, Electro Energy Inc., a Florida Corporation ("ELECTRO ENERGY"), par value $.001 per share, subject to the terms and conditions of that certain Registration Rights Agreement by and between Electro Energy and Seller, dated April 3, 2006 (the "Registration Rights Agreement");

      (ii) a six-year warrant to purchase up to Two Million (2,000,000) shares of Electro Energy Common Stock at an exercise price of seven dollars ($7.00) per share, subject to the vesting schedule set forth therein (the "APA WARRANT"); and

      (iii) a four-year warrant to purchase up to One Million (1,000,000) shares of Electro Energy Common Stock at an exercise price of seven dollars ($7.00) per share, subject to the vesting schedule set forth therein (the "LEASE WARRANT," and together with the APA Warrant, the "WARRANTS")

      Concurrently with the Asset Purchase, we expect to enter into equity financing in the aggregate amount of at approximately $11 million net available at closing (the "FINANCING"). We currently expect to close the Financing on or around March 31, 2006.

      You are, or will be at the closing of the Financing, a holder ("HOLDER") of (i) the Stock Consideration, (ii) the APA Warrants, which may be exercised for up to Two Million (2,000,000) shares of Electro Energy Common Stock (the "UNDERLYING APA WARRANT SHARES"); and (iii) the Lease Warrant which may be exercised for up to One Million (1,000,000) shares of Electro Energy Common Stock (the "LEASE WARRANT SHARES", and together with the APA Warrant Shares, the "WARRANT SHARES").

      IT IS ESSENTIAL TO THE SUCCESS OF THE FINANCING THAT THE COMPANY AND ITS FINANCIAL ADVISORS CAN GIVE COMFORT TO POTENTIAL INVESTORS THAT THE "AFTER MARKET" FOR THE SHARES OF ELECTRO ENERGY WILL NOT BE DISRUPTED BY A VERY SUBSTANTIAL BLOCK OF SHARES BEING SOLD IN AN INAPPROPRIATE FASHION. By signing and returning this agreement in the manner indicated below, the undersigned, Lithium Nickel Asset Holding I, Inc. hereby agrees:

      (i) not to, directly or indirectly, publicly sell, contract to sell or otherwise transfer any of the Stock Consideration, Warrants or Warrant Shares (collectively referred to as the "SHARES") beneficially owned by you immediately after the closing of the Equity Financing, excluding, however, One Million, One Hundred Fifty Thousand (1,150,000) shares of the Stock Consideration which are the subject of the Registration Rights Agreement (your "INITIAL HOLDINGS") during the first 12 months following the closing date (the "Closing")of the Equity Financing; and

      (ii) during the three month period that begins on the day that is 12 months after the Closing, and during each subsequent three-month interval thereafter, you may sell not more than 1,093,750 of the shares of Common Stock comprising the Stock Consideration or Warrant Shares (to the extent you have properly exercised any of the Warrants in accordance with their terms and have been issued such Warrant Shares).

      To the extent that you do not sell Shares after any of the dates upon which they may be sold pursuant to this paragraph, the lock-up restrictions with respect to the Shares that could have been sold after such dates will cease to be in effect. This agreement and all restrictions on your ability to sell your Shares set forth herein shall terminate on the date that is 24 months following the closing date of the Financing.

      If Electro Energy engages an underwriter or placement agent during the 12 months after the closing date of the Financing to raise a minimum of $5,000,000 through the sale of Electro Energy's common stock and/or other equity securities, in a public offering or private placement, upon notice of commencing such public offering or private placement, all Holders of shares of Electro Energy subject to lock-up agreements will, if required by the underwriter or placement agent, refrain from making any sales, transfers or other dispositions in the course of such offering, but, in any event, for not more than 90 days.

      Electro Energy, acting with the consent of its financial advisors, may waive in writing any provision of the lock-up agreements executed by Holder if and only if (i) any such waiver is simultaneously applicable to all other Electro Energy shares issued to Holder, and (ii) at least five business days' advance written notice of such waiver is provided to all Holders. In the event that a particular waiver applies to only a percentage of the shares held by each Holder, then the percentage shall be identical for each such Holder.

      By signing and returning this agreement, you further (i) represent and consent that you have full power and authority to enter into this lock-up agreement and that, upon request, you will execute any additional documents necessary or desirable in connection with this lock-up agreement and its enforcement; and (ii) understand that this lock-up agreement is irrevocable by you, all authority herein conferred by you or agreed to be conferred by you shall survive your death or incapacity, and any of your obligations hereunder shall be binding on you and your heirs, personal representatives, successors and assigns.


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


      In order to enable the aforesaid covenant to be enforced, you hereby consent to the placing of a legend and/or stop-transfer order with the transfer agent of the common stock with respect to any of the Shares registered in your name or beneficially owned by you.

      Accordingly, to evidence your agreement to the terms hereof, please date, sign and return this lock-up agreement to the Company by courier, Federal Express or fax no later than the closing of the Equity Financing and the Asset Purchase.


                            [SIGNATURE PAGE FOLLOWS]


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


Acknowledged and Agreed
this 5th day of April, 2006:


/s/ Leo A. Guthart
----------------------------------------------
By:   Leo A Guthart

Lithium Nickel Asset Holding Company I, Inc.
----------------------------------------------
Entity (if any):

Chairman
----------------------------------------------
Title (if Shares held by Entity):


RETURN TO THE COMPANY BY FAX: AT (203) 797-2697

            -AND-

BY FEDERAL EXPRESS OR OVERNIGHT COURIER TO:


Electro Energy Inc.
30 Shelter Rock Road
Danbury, Connecticut  06840
Attention:  Mr. Martin G. Klein, Chairman and CEO
Tel: (203) 797-2699

Accepted:

ELECTRO ENERGY INC.


By:/s/ Martin G. Klein
   -----------------------------------
   Martin G. Klein
   Chairman and CEO


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